U.S. SECURITIES AND EXCHANGE COMMISSION      OMB NUMBER
                             Washington, D.C.  20549                3235-0058
                                                              SEC FILE NUMBER
                                                                       0-9160
                                  FORM 12b-25                    CUSIP NUMBER
                                                                    458134103
                         NOTIFICATION OF LATE FILING

(CHECK ONE):      [X] Form 10-K  [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
                  [ ] Form N-SAR

                  For Period Ended:  _________________________________________
                  [ ]      Transition Report on Form 10-K
                  [ ]      Transition Report on Form 20-F
                  [ ]      Transition Report on Form 11-K
                  [ ]      Transition Report on Form 10-Q
                  [ ]      Transition Report on Form N-SAR
                  For the Transition Period Ended: ___________________________






If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                                                        n/a
______________________________________________________________________________


PART I -- REGISTRANT INFORMATION

                          Intek Diversified Corporation
Full Name of Registrant:  ____________________________________________________

                            n/a
Former Name if Applicable: ___________________________________________________

214 Carnegie Center, Suite 304
______________________________________________________________________________
Address of Principal Execution Office (STREET AND NUMBER)

Princeton, NJ  08540-6237
______________________________________________________________________________
City, State and Zip Code


PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. [X] (Check box if appropriate)

             (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     [X]     (b)      The subject annual report, semi-annual report,
                      transition report on Form 10-K, Form 20-F, 11-K, Form

                      N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

             (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.


PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

Registrant's Annual Report on Form 10-K could not be filed by Registrant within the period prescribed for such report because of Registrant's difficulty in obtaining and compiling financial data and information required in connection with the year-end audit of Registrant's financial statements. Consequently, Registrant's accountants were unable to complete their audit by December 29, 1997. The financial data and information required by Registrant's accountants could not have been compiled by Registrant within the prescribed period without unreasonable effort and expense.


PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

          Lee R. Montellaro             609              419-1222 X109
      ___________________________      _______         __________________
             (Name)                   (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

      ______________________________________________ [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                     [X] Yes [ ] No

      The Company expects to report a net loss of $27,999,000 on revenues of $42,284,000 for fiscal 1997 compared to a net loss of $9,089,000 on revenues of $23,899,000 for fiscal 1996.


------------------------------------------

                               INTEK DIVERSIFIED CORPORATION
                        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

         12/29/97                        /S/ Lee R. Montellaro
Date _______________________         By ______________________________________
                                               Lee R. Montellaro

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                               ATTENTION

_____________________________________________________________________________

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001)
_____________________________________________________________________________

                             EXHIBIT INDEX



Exhibit 1    Letter of Arthur Andersen LLP .......................... p. 5